FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of July, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on the issue within the PRC of short-term debentures by Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on July 26, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan
Title: Company Secretary

Date: July 28, 2008

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF SHORT-TERM DEBENTURES

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As resolved at the shareholders’ meeting of the Company held on 13 May 2008, the Company has been given a mandate to issue within the PRC short-term debentures of a principal amount not exceeding RMB10 billion (in either one or multiple tranches) within 12 months from the date on which the shareholders’ approval was obtained.

The Company has completed the issue of the first tranche of the Company’s short-term debenture on 25 July 2008 (the “Debenture”). The Debenture was issued through book-building and on basis of coupon rate bidding. The total issuing amount was RMB5 billion with a maturity period of 365 days whereas the unit face value is RMB100 and the interest rate is 4.83%.

Bank of China Limited acts as the lead underwriter to form the underwriting syndicate for the Debenture and issue the Debenture in the bond market among domestic banks through book-building and on the basis of coupon rate bidding. The proceeds from the Debenture will be used as the Company’s working capital so as to meet the needs of the Company for its production and operation. All proceeds will be used for purchase of coal, fuel and materials, etc and working capital for operating generation units. At the same time, the proceeds from the Debenture will increase the proportion of the Company’s direct financing, improve its debt structure and reduce its finance costs.

The relevant documents in respect of the Debenture are posted on www.chinamoney.com.cn and www.chinabond.com.cn

The Debenture does not constitute any transaction under Chapter 14 and Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Huang Yongda
(Non-executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
26 July 2008

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